ENOVIX CORPORATION

3501 W. Warren Avenue

Fremont, CA 94538

December 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-3010

Attention:	Evan Ewing
Jay Ingram

RE:	Enovix Corporation

Registration Statement on Form S-3

Filed November 13, 2023

File No. 333-275524

Ladies and Gentlemen:

Enovix Corporation (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Monday, December 4, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Matthew Hemington and Kate Nichols of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Matthew Hemington of Cooley LLP, counsel to the Registrant, at (650) 843-5062, or in his absence, Kate Nichols at (650) 843-5877.

[Signature Page Follows]

Very truly yours,

ENOVIX CORPORATION

By:	/s/ Arthi Chakravarthy
Name:	Arthi Chakravarthy
Title:	Chief Legal Officer

cc:	Matthew Hemington, Cooley LLP

John McKenna, Cooley LLP

Kate L. Nichols, Cooley LLP